UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
Del Frisco's Restaurant Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
245077102
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245077102	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 1,161,888 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 1,161,888 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,888 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (1)
12	TYPE OF REPORTING PERSON* CO
(1) Represents shares of the Issuer obtained by Cannae Holdings, Inc. ("Cannae") on November 17, 2017 in conjunction with Fidelity National Financial, Inc.'s redemption of all of the outstanding shares of its FNFV Group common stock for an equivalent number of shares of common stock of Cannae as registered on Cannae's Form S-1 on Form S-4 filed with the SEC on October 18, 2017.

CUSIP No. 245077102	13G	Page 3 of 4 Pages

Item 1(a):    Name of Issuer:
Del Frisco's Restaurant Group, Inc., a Delaware corporation (the "Issuer").
Item 1(b):    Address of Issuer's Principal Executive Offices:
920 S. Kimball Ave., Suite 100, Southlake, Texas 76092
Item 2(a):    Name of Person Filing:
Cannae Holdings, Inc. (the "Reporting Person").
Item 2(b):    Address of Principal Business Office or, if None, Residence:
1701 Village Center Circle, Las Vegas, Nevada 89134
Item 2(c):    Citizenship:
The Reporting Person is a Delaware corporation.
Item 2(d):    Title of Class of Securities:
Common Stock, $0.001 par value per share (“Common Stock”).
Item 2(e):    Cusip Number
245077102
Item 3:    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4:    Ownership:
(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 on cover page to the Schedule 13G are incorporated herein by reference.
From January 9, 2018 through January 11, 2018, the Reporting Person sold all remaining shares of Common Stock of the Issuer beneficially held as of December 31, 2017. Accordingly, as of the date hereof, the Reporting Person no longer beneficially owns any of the outstanding Common Stock of the Issuer.
Item 5:    Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x]
Item 6:    Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:    Identification and Classification of Members of the Group:
N/A
Item 9:    Notice of Dissolution of Group:
N/A
Item 10:    Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2018	CANNAE HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary